Exhibit 99.1

111, Inc. Announces Third Quarter 2020 Unaudited Financial Results

SHANGHAI, November 19, 2020 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading digital healthcare platform committed to digitally connecting patients with medicine and healthcare services in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

•	Net revenues were RMB2.36 billion (US$348.0 million), representing an increase of 112.8% year-over-year.

•	Operating expenses [1] were RMB212.1 million (US$31.2 million), representing an increase of 28.2% year-over-year. Operating expenses accounted for 9.0% of net revenue this quarter as compared to 14.9% in the same quarter of last year.

•	Number of pharmacies served increased to more than 300,000 (representing 57% of the total numbers of pharmacies in China) as of September 30, 2020, compared to more than 210,000 pharmacies as of September 30, 2019.

•	B2B net revenue increased to RMB2.2 billion (US$324.3 million) this quarter as compared to RMB1.45 billion in Q2 2020. Revenue from existing customers [2] were up 38.9% quarter-over-quarter and newly added customers contributed 12.5% of the growth quarter-over-quarter.

•	Cash and cash equivalents, restricted cash and short-term investments amounted to RMB 1,213.1 million (US$178.7 million) as of September 30, 2020, achieving positive cash flow from operating activities, which amounted to RMB25 million for the quarter.

[1]	Operating expense consists of fulfillment expenses, selling and marketing expenses, general and administrative expenses, technology expenses and other operating expenses.

[2]	We define existing customers as the customers who have placed orders from 111 prior to third quarter 2020

“In Q3 2020, we exceeded the top end of our guidance and continued the strong momentum built since the IPO. In the 8th consecutive quarter of revenue growth, we delivered net revenue of RMB2.36 billion, an increase of 113% year-over-year. Gross profit rose 90% year-over-year to RMB90 million. Non-GAAP net loss attributable to ordinary share[3] as a percentage of net revenue continued to narrow, from approximately 10% in Q3 2019 to 4% this quarter, showing a trajectory towards profitability,” said Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111.

“The robust performance is a strong validation of the successful execution of our multifaceted growth strategy to deliver the mission of digitally connecting patients with medicine and healthcare services. We have made solid progress in strengthening our digital capabilities. Our cloud-based solutions in the areas of patient management, doctor-patient interaction, education for doctors, patients and pharmacists, and other related services received excellent response from our customers. Our smart supply-chain management is making our operation more and more efficient. The omni-channel drug commercialization platform is laying a strong foundation for our future growth in one of China’s fastest growing industries.”

“Over the last few quarters, we made significant progress in strengthening the infrastructure of our digital healthcare platform that brings together key stakeholders in the healthcare ecosystem – retail pharmacies, online platform partners, doctors, insurance companies and pharmaceutical companies to the benefit of all.” He continued, “For our retail pharmacy customers, part of our 300,000+ strong network representing 57% of China’s total number of pharmacies and the largest in China, our smart sourcing system, machine-learning and cloud-based solutions translate into effective sourcing, better inventory management, optimal product assortment, and broader market reach, resulting in greater cost efficiency, higher earning potential and an enhanced ability to serve our end consumers. For doctors, our smart technology puts the power of the latest medical innovations in their hands to achieve better health outcomes for their patients. For patients, our holistic disease management platform gives them access to the best doctors across the country, follow-up consultations, disease education materials, medication guides, and the benefits of obtaining medications at home through our e-prescription service.”

“The most significant progress is in establishing 111 as partner of choice for pharmaceutical companies with our omni-channel drug commercialization capability.” Commenting on the partnership with pharmaceutical companies, he said, “With our broad consumer reach, vast virtual pharmacy network, and smart technology-enabled omni-channel commercialization platform, we have been helping them to gain additional commercialization channels, expand reach, optimize their sales and marketing functions, enhance patient services and support programs, resulting in greater commercial success for new and existing products. In the quarter, we have expanded the number of partnerships to over 300 up 101% over the same period last year. New partners include major multinational and domestic pharmaceutical companies, such as Bayer Healthcare, Huluwa Pharmaceutical, Xiangxue Pharmaceutical and Baiyunshan Pharmaceutical.”

“We’ve also broadened our partnership with insurance companies to further enhance the digital healthcare value chain. In the quarter, we added another insurance partner, Shanghai Uniondrug. This partnership will give us the power to offer to consumers better access to healthcare and pharmaceutical products at lower prices. In addition, consumers will also gain tools and supporting services that are personalized to their needs and that emphasize preventive, rather than curative care.”

“As China successfully keeps the COVID-19 pandemic in check and its economy resumes growth, we are confident about the Company’s ability to take advantage of the immense opportunities that ensue. With our market-leading digital healthcare platform, we have built a healthcare ecosystem where all key stakeholders – drug manufacturers, retailers, insurance companies and end consumers are in a virtuous circle of value creation.”

“Looking toward the last quarter, we’ll continue to leverage this ecosystem and enhance its value as we work to increase sales from our existing base of retail pharmacies while gaining new ones, enhance ‘stickiness’ of our customers, and expand and deepen strategic partnerships. We’ll focus on narrowing net loss, drive growth, and continue the ascent to delivering sustainable and long-term profitability to our shareholders,” he concluded.

[3]	Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses and impairment loss of long-term investment.

Share Repurchase Program

On August 14, 2019, the Company’s Board of Directors approved a share repurchase program of up to US$10 million, as a vote of confidence in the Company's prospects. As of September 30, 2020, the Company had repurchased 998,810 ADSs for a total consideration of US$4.9 million. No new repurchase happened in the third quarter.

Third Quarter 2020 Financial Results

Net revenues were RMB2.36 billion (US$348.0 million), representing an increase of 112.8% from RMB1.11 billion in the same quarter of last year.

As of September 30, 2020, the Group has two reporting segments that includes B2B segment and B2C segment. Revenue contribution from E-Channel was previously disclosed as a separate segment, but was incorporated in B2B segment in this quarter. The Company revised prior comparative periods to conform to the current period segment presentation as follows:

(In thousands RMB)	For the three months ended September 30,
	2019	2020	YoY
B2B Net Revenue
Product	939,434	2,197,915	134.0%
Service	1,128	3,710	228.9%

Sub-Total	940,562	2,201,625	134.1%

Cost of Products Sold[4]	927,564	2,143,845	131.1%

Segment Profit	12,998	57,780	344.5%
Segment Profit %	1.4%	2.6%

(In thousands RMB)	For the three months ended September 30,
	2019	2020	YoY
B2C Net Revenue
Product	164,348	152,939	(6.9%	)
Service	5,541	8,159	47.2%

Sub-Total	169,889	161,098	(5.2%	)

Cost of Products Sold[4]	135,558	128,943	(4.9%	)

Segment Profit	34,331	32,155	(6.3%	)
Segment Profit %	20.2%	20.0%

[4]	For segment reporting purposes, purchase rebate is allocated to B2B segment and B2C segment primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses.

Operating costs and expenses were RMB2.48 billion (US$366.0 million), representing an increase of 102.3% from RMB1.23 billion in the same quarter of last year.

•	Cost of products sold was RMB2.27 billion (US$334.7 million), representing an increase of 113.8% from RMB1.06 billion in the same quarter of last year. The increase was primarily due to our rapid revenue growth in B2B business, which increased by 134.1% as compared to the same quarter last year.

•	Fulfillment expenses were RMB58.2 million (US$8.6 million), representing an increase of 83.8% from RMB31.6 million in the same quarter of last year. Fulfillment expenses accounted for 2.5% of net revenues this quarter as compared to 2.8% in the same quarter of last year.

•	Selling and marketing expenses were RMB104.3 million (US$15.4 million), representing an increase of 19.7% from RMB87.1 million in the same quarter of last year, mainly due to increase in the number of sales staffs and expenses associated with the expansion of the B2B business. As a percentage of net revenues, selling and marketing expense further reduced to 4.4% in the quarter from 7.8% in the same quarter of last year.

•	General and administrative expenses were RMB28.5 million (US$4.2 million), representing a drop of 10.8% from RMB32.0 million in the same quarter of last year. As a percentage of net revenues, general and administrative expense reduced to 1.2% in the quarter from 2.9% in the same quarter of last year.

•	Technology expenses were RMB22.0 million (US$3.2 million), representing an increase of 49.4% from RMB14.7 million in the same quarter of last year, mainly due to our increased investment in technology. Technology expenses accounted for 0.9% of net revenues this quarter as compared to 1.3% in the same quarter of last year.

Loss from operations was RMB122.2 million (US$18.0 million), compared to RMB118.1 million in the same quarter of last year. As a percentage of net revenues, loss from operations further decreased to 5.2% in the quarter from 10.6% in same quarter of last year.

Non-GAAP loss from operations [5] was RMB108.0 million (US$15.9 million), compared to RMB104.5 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 4.6% in the quarter from 9.4% in same quarter of last year.

Net loss attributable to ordinary shareholders was RMB108.6 million (US$16.0 million), compared to RMB123.3 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 4.6% in the quarter from 11.1% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders was RMB94.4 million (US$13.9 million), compared to RMB109.7 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 4.0% in the quarter from 9.9% in same quarter of last year.

Loss per ADS was RMB1.32 (US$0.20), compared to RMB1.50 for the same quarter of last year.

Non-GAAP loss per ADS [6] was RMB1.15 (US$0.17), compared to RMB1.34 for the same quarter of last year.

As of September 30, 2020, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB 1,213.1 million (US$178.7 million), compared to RMB697.7 million as of December 31, 2019.

[5]	Non-GAAP loss from operations represents loss from operations excluding share-based compensation expenses.

[6]	Non-GAAP loss per ADS represents loss per ADS excluding share-based compensation expenses and impairment loss of long-term investment per ADS.

Business Outlook

For the fourth quarter of 2020, the Company expects its total net revenues to be between RMB2.44 billion and RMB2.56 billion, representing a year-over-year growth of approximately 81% to 90%.

The above outlook is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to changes.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, November 19, 2020 (8:30 PM Beijing Time on November 19, 2020).

Details for the conference call are as follows:

Event Title: 111, Inc. Third Quarter 2020 Earnings Conference Call

Registration Link: http://apac.directeventreg.com/registration/event/1679252

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until November 27, 2020, 7:59 P.M. ET on:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	1679252

A live and archived webcast of the conference call will be available on the Investor Relations section of 111's website at http://ir.111.com.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, non-GAAP measures, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses and impairment loss of long-term investment. The Company defines non-GAAP loss per ADS as loss per ADS excluding share-based compensation expenses and impairment loss of long-term investment per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. Impairment loss of long-term investment is a non-cash, non-recurring expense that occurred in the historical period. As a result, management excludes these two items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses and impairment loss of long-term investment provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2020.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading digital healthcare platform committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Drugstore, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online wholesale pharmacy, 1 Drug Mall, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

GCM Strategic Communications

IR Counsel

Email: 111.ir@gcm.international

111, Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)
	As of	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	581,281	1,030,771	151,816
Restricted cash	116,441	82,170	12,102
Short-term investments	—	100,159	14,752
Accounts receivable, net	65,247	140,113	20,636
Note Receivables, net	23,587	22,842	3,364
Inventories	486,271	922,919	135,931
Prepayments and other current assets	208,604	292,501	43,083
Total current assets	1,481,431	2,591,475	381,684
Property and equipment	29,836	29,034	4,276
Intangible assets	8,022	7,043	1,037
Long-term investments	140	140	21
Other non-current assets	3,009	4,687	690
Operating lease right-of-use asset	87,855	88,679	13,061
Total Assets	1,610,293	2,721,058	400,769

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the Company
Short-term borrowings	95,081	179,100	26,379
Accounts payable	444,334	1,302,637	191,858
Accrued expense and other current liabilities	234,008	287,425	42,332
Total Current liabilities	773,423	1,769,162	260,569
Operating lease liabilities	57,011	51,946	7,651
Other non-current liabilities	5,936	4,286	631
Total Liabilities	836,370	1,825,394	268,851

Mezzanine Equity
Redeemable non-controlling interests[7]	—	417,194	61,446

Shareholders' Equity
Ordinary shares Class A	30	30	4
Ordinary shares Class B	25	25	4
Treasury shares	(22,991)	(34,972)	(5,151)
Additional paid in capital	2,606,486	2,654,792	391,009
Accumulated deficit	(1,883,335)	(2,209,244)	(325,386)
Accumulated other comprehensive Income	76,441	71,763	10,570
Total shareholders' equity	776,656	482,394	71,050
Non-controlling interest	(2,733)	(3,924)	(578)
Total equity	773,923	478,470	70,472
Total liabilities, mezzanine equity and equity	1,610,293	2,721,058	400,769

[7]	In August 2020, the Company’s subsidiary, Yao Fang Information Technology (Shanghai) Co., Ltd (“Yao Fang Shanghai”) completed the private fund raising. Since the new investors have redeemable rights, the redeemable non-controlling interests are classified as Mezzanine Equity.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except for share, per share and per ADS data)

	For the three months ended September 30,			For the nine months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenues	1,110,451	2,362,723	347,991	2,604,213	5,560,207	818,929
Operating costs and expenses:
Cost of product sold	(1,063,122)	(2,272,788)	(334,745)	(2,481,522)	(5,297,929)	(780,301)
Fulfillment expenses	(31,639)	(58,161)	(8,566)	(80,313)	(157,380)	(23,181)
Selling and marketing expenses	(87,131)	(104,252)	(15,355)	(237,631)	(281,202)	(41,417)
General and administrative expenses	(31,956)	(28,504)	(4,198)	(88,000)	(96,450)	(14,206)
Technology expenses	(14,695)	(21,953)	(3,233)	(42,024)	(61,394)	(9,042)
Other operating (expenses)/income, net	(3)	754	112	(164)	5,560	819
Total operating costs and expenses	(1,228,546)	(2,484,904)	(365,985)	(2,929,654)	(5,888,795)	(867,328)
Loss from operations	(118,095)	(122,181)	(17,994)	(325,441)	(328,588)	(48,399)
Interest income	1,117	2,684	395	4,477	4,093	603
Interest expense	(2,109)	(2,532)	(373)	(2,458)	(6,203)	(914)
Foreign exchange (loss)/gain	(9,301)	10,295	1,516	(15,311)	(671)	(99)
Other income/(expense), net	4,473	543	80	(4,781)	1,642	242
Loss before income taxes	(123,915)	(111,191)	(16,376)	(343,514)	(329,727)	(48,567)
Income tax expense	—	—	—	—	—	—
Net loss	(123,915)	(111,191)	(16,376)	(343,514)	(329,727)	(48,567)
Net loss attributable to non-controlling interest	616	2,627	387	1,499	3,818	562
Net loss attributable to ordinary shareholders	(123,299)	(108,564)	(15,989)	(342,015)	(325,909)	(48,005)
Other comprehensive loss
Unrealized gains of available-for-sale securities, net of tax	2,465	60	9	6,685	60	9
Realized gains of available-for-sale securities, net of tax	(511)	—	—	(1,109)	—	—
Foreign currency translation adjustments, net of tax	19,173	(18,486)	(2,713)	15,773	(4,738)	(698)
Comprehensive loss	(102,172)	(126,990)	(18,693)	(320,666)	(330,587)	(48,694)
Loss per share:
Basic and diluted	(0.75)	(0.66)	(0.10)	(2.09)	(1.98)	(0.29)
Loss per ADS:
Basic and diluted	(1.50)	(1.32)	(0.20)	(4.18)	(3.96)	(0.58)
Weighted average number of shares used in computation of loss per share
Basic and diluted	164,162,090	164,866,965	164,866,965	163,676,671	164,667,259	164,667,259

111, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the three months ended September 30,			For the nine months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(288,023)	25,217	3,714	(440,838)	39,306	5,789
Net cash provided by/(used in) in investing activities	186,857	(101,255)	(14,913)	127,858	(108,346)	(15,958)
Net cash provided by financing activities	57,645	466,050	68,642	99,935	496,745	73,163
Effect of exchange rate changes on cash and cash equivalents	22,033	(20,571)	(3,030)	16,038	(12,486)	(1,839)
Net (decrease)/increase in cash and cash equivalents	(21,488)	369,441	54,413	(197,007)	415,219	61,155
Cash and cash equivalents, and restricted cash at the beginning of the period	678,221	743,500	109,505	853,740	697,722	102,763
Cash and cash equivalents, and restricted cash at the end of the period	656,733	1,112,941	163,918	656,733	1,112,941	163,918

111, Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
(In thousands, except for share, per share and per ADS data)

	For the three months ended September 30,			For the nine months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(118,095)	(122,181)	(17,994)	(325,441)	(328,588)	(48,399)
Add: Share-based compensation expenses	13,569	14,171	2,087	40,372	43,278	6,374
Non-GAAP loss from operations	(104,526)	(108,010)	(15,907)	(285,069)	(285,310)	(42,025)

Net Loss attributable to ordinary shareholders	(123,299)	(108,564)	(15,988)	(342,015)	(325,909)	(48,005)
Add: Share-based compensation expenses, net of tax	13,569	14,171	2,087	40,372	43,278	6,374
Impairment loss of long-term investment	—	—	—	11,000	—	—
Non-GAAP net Loss attributable to ordinary shareholders	(109,730)	(94,393)	(13,901)	(290,643)	(282,631)	(41,631)

Loss per ADS:
Basic and diluted	(1.50)	(1.32)	(0.20)	(4.18)	(3.96)	(0.58)
Add: Share-based compensation expenses and impairment loss of long-term investment per ADS, net of tax	0.16	0.17	0.03	0.63	0.53	0.08
Non-GAAP Loss per ADS	(1.34)	(1.15)	(0.17)	(3.55)	(3.43)	(0.50)